Exhibit 1.01

CONFLICT MINERALS REPORT
E. I. DU PONT DE NEMOURS AND COMPANY
For the reporting period from January 1, 2014 to December 31, 2014
This Conflict Minerals Report (the “Report”) of E. I. du Pont de Nemours and Company, (“DuPont” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities and Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing minerals specified in the Rule which are necessary to the functionality or production of those products. The specified minerals, collectively referred to in this Report as “Conflict Minerals” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, DuPont does not directly purchase these minerals from smelters or mines and works closely with suppliers to ensure responsible sourcing of Conflict Minerals necessary to the production or functionality of its products. DuPont’s Statement of Principles regarding the sourcing of Conflict Minerals is available on its website at http://www.dupont.com/corporate-functions/news-and-events/insights/articles/position-statements/articles/conflict-minerals.html.

Description of the Company’s Products Covered by this Report
This Report relates to products for which Conflict Minerals are necessary to the functionality or production of that product (“Covered Products”); that were manufactured, or contracted to be manufactured, by DuPont and for which the manufacture was completed during calendar year 2014 (the “2014 Covered Products”).
DuPont was founded in 1802 and was incorporated in Delaware in 1915. DuPont brings world-class science and engineering to the global marketplace in the form of innovative products, materials and services. The company believes that by collaborating with customers, governments, non-governmental organizations and thought leaders it can help find solutions to such global challenges as providing healthy food for people everywhere, decreasing dependence on fossil fuels, and protecting life and the environment. The Company undertook an extensive process through its Product Stewardship organization to identify products containing Conflict Minerals necessary to their functionality or production.

The Company’s Reasonable Country of Origin Inquiry
For each of the 2014 Covered Products, DuPont conducted in good faith, a reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals. This reasonable country of origin inquiry included:

1.	Mapping the company’s supply chain,

2.	Contacting each supplier or vendor to determine if the minerals were sourced from a Covered Country or were derived from scrap or recycled material, and

3.	Obtaining written representations from suppliers regarding source for the Conflict Minerals.
The RCOI was reasonably designed to determine whether any of the Conflict Minerals contained in the 2014 Covered Products originated in the Covered Countries and whether the Conflict Minerals originated from recycled or scrap sources. DuPont does not directly purchase these minerals from smelters or mines and works closely with suppliers to ensure responsible sourcing of Conflict Minerals necessary to the production or functionality of its products. However, the Company’s supply chains with respect to its Covered Products are complex and there are many third parties in the supply chains between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals.
Following the Company’s RCOI, the Company identified two Conflict Minerals, tin and tantalum, sourced from three suppliers that were incorporated into certain 2014 Covered Products for which it conducted source and supply chain due diligence (“Identified 2014 Covered Products”). The Identified 2014 Covered Products include certain electronics & communication products such as metallization pastes, backsheet materials, and systems for the photovoltaics, consumer electronics, displays and advanced printing industries; and certain performance polymers products that can be used by customers to fabricate components for mechanical, chemical and electrical systems.

DuPont’s Due Diligence Process
The Company conducted supply chain due diligence in accordance with the framework of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas; Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), on the source and chain of custody of the Conflict Minerals contained in the Identified 2014 Covered Products. The OECD Guidance provides a five step framework for risk based due diligence in the mineral supply chain. The five steps are (1) establish strong company management systems, (2) identify and assess risks in the supply chain, (3) design and implement a strategy to respond to identified risks, (4) carry out an independent third party audit of the smelter/refiners due diligence and (5) report on supply chain due diligence.
Step One: Establish Strong Company Management Systems
 As a global purchaser and supplier of goods, DuPont is committed to preventing the use of Conflict Minerals that fund armed conflict in the Democratic Republic of Congo and adjoining countries. DuPont does not directly purchase these minerals from smelters or mines and works closely with suppliers to ensure responsible sourcing of Conflict Minerals necessary to the production or functionality of its products. DuPont’s Statement of Principles regarding the sourcing of Conflict Minerals is available on its website at http://www.dupont.com/corporate-functions/news-and-events/insights/articles/position-statements/articles/conflict-minerals.html.
DuPont established an internal “Conflict Minerals” team led by its Vice President-Sourcing & Logistics and Chief Procurement Officer to champion compliance with its Statement of Principles, disclosure requirements regarding Conflict Minerals, and communications with its suppliers and customers. The team regularly reviews the status of its efforts with senior management, including the Chief Financial Officer, and the Audit Committee of the Company’s Board of Directors.
The Company established a data management and record retention program and maintains a “Master Supplier Database” which is utilized to manage supplier contact information and to send an initial request for information from suppliers as part of DuPont’s RCOI.
Step Two: Identify and Assess Risks in the Supply Chain.
The Company took additional steps regarding the source and supply chain for Conflict Minerals supplied by the three suppliers and used in the Identified 2014 Covered Products.
The Company does not have a direct relationship with the smelters and mines at issue since it does not directly purchase these minerals from smelters or mines. However, the Company actively engages in trade associations and other external groups which include major manufacturers in the chemicals and electronics industries as well as other and manufacturing sectors. The Company leverages industry-wide initiatives to understand and evaluate upstream actors in the supply chain, including the Conflict Free Sourcing Initiative (“CFSI”) and the related Conflict Minerals Reporting Template (“CMRT”). The Company’s due diligence included reliance on work conducted by the CFSI, specifically the Conflict-Free Smelter Program (“CFSP”), which offers an independent, third-party audit that determines which smelters and refiners can be validated as “conflict-free,” in line with current global standards.
DuPont directly contacted all three suppliers and received a completed CMRT. Based on the received responses and additional analysis, DuPont confirmed that the Conflict Minerals used in the Identified 2014 Covered Products were sourced from smelters and refineries that had been audited and validated as conflict-free by the CFSP.

2014 Identified Covered Product	Conflict Mineral	Smelter CFSP ID Number	Covered Country
Electronics & Communications	Tin
Minsur (CID001182)
Malaysia Smelting Company (MSC) (CID001105)
Thaisarco (CID001898)
PT Bangka Putra (CID001412)
PT Timah (CID001477)
PT Tinindo (CID001490)
PT Refined Bangka (CID001460)
PT Bukit Timah (CID001428)
Metallo Chimique (CID001143)
OMSA (CID001337)
Democratic Republic of Congo; Rwanda
Performance Polymers	Tantalum
Supplier fabricates products for DuPont from alloy containing tantalum.  Supplier purchases alloy from various distributors.  Distributors have reported to Supplier that tantalum was obtained from CFSI certified smelters.
Democratic Republic of Congo
Step Three: Design and Implement a Strategy to Respond to Identified Risks.
For risks identified as a part of the due diligence process, the Company has established an ongoing risk management and assessment program that includes:

a.	Contractually obligating suppliers to provide information regarding source and supply chain for Conflict Minerals as a part of new agreements and contract renewals;

b.	Educating direct suppliers to increase knowledge of reporting responsibilities and to improve the information contained in supplier survey responses; and

c.	Participating in relevant industry groups and trade associations to timely identify industry best practices regarding responsible sourcing of Conflict Minerals.

Step Four: Conducting independent third party audit of supply chain due diligence at identified points in the supply chain.
Due to the complexity of its supply chains, the Company does not have direct relationships with Conflict Minerals smelters and refiners and does not perform or direct audits of these entities within its supply chain. The Company does support and leverage audit work conducted by the CFSI to comply with the OECD Guidance to conduct independent third party audits. The CFSI has implemented a Conflict-Free Smelter Program and has been conducting mineral audits for several years. As a part of the Conflict Free Smelter Program, the CFSI publishes a list of all smelters that have been audited and validated as “Conflict Free.” The Company also collaborates with other industry associations as well as with its suppliers and customers to validate information obtained from several different sources.
Step Five: Report on supply chain due diligence.
The Company has filed its Form SD and Conflict Minerals Report to report on its supply chain due diligence.